Beacon Roofing Supply, Inc.	A Corporation of Regional Suppliers of Quality Roofing and Building Materials in North America
March 18, 2011	Beacon Pacific, Inc. Beacon Roofing Supply Canada Company Beacon Sales Company
VIA OVERNIGHT COURIER AND EDGAR Terrence O’Brien Accounting Branch Chief United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Best Distributing Company
Coastal Metal Service
Groupe Bedard
JGA Beacon, Inc.
North Coast Commercial
Roofing Systems
Quality Roofing Supply Company
Roof Depot, Inc.
Roofing & Sheet Metal Supply
Shelter Distribution
The Roof Center
West End Lumber

Re:	Beacon Roofing Supply, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2010
Filed November 29, 2010
Definitive Proxy Statement
Filed January 7, 2011
File No.: 0-50924

Dear Mr. O’Brien:

Beacon Roofing Supply, Inc. (“Beacon” or the “Company”) respectfully submits this response to your February 24, 2011 letter respecting Beacon’s Form 10-K for the Fiscal Year Ended September 30, 2010 and Definitive Proxy Statement Filed January 7, 2011.  Each of our responses follows a reproduction of your corresponding comment.  This letter also has been filed with the Securities and Exchange Commission (“Commission”) as correspondence through EDGAR.

Form 10-K for the Fiscal Year Ended September 30, 2010

Liquidity and capital resources, page 26

1.
We note that accounts receivable is 41.8% of total current assets as of September 30, 2010. We further note the explanation you provided for the increase in accounts receivable. Given the significance of accounts receivable to your liquidity, please provide investors with a more comprehensive understanding as to how you monitor and assess the collectability of accounts receivable. For example, it appears as though you monitor accounts receivable by type of customer, since commercial customers are afforded a 60 day payment term and all other customers only receive 30 days for payment. As such, disclosing the percentage of accounts receivable and/or days sales outstanding (DSO) by commercial customers and all other customers may provide investors with useful information for understanding when accounts receivable will impact your cash flows.

Terrence O’Brien
March 18, 2011

Response: With regard to providing investors with a more comprehensive understanding of our process to assess and monitor the collectability of accounts receivable, we currently disclose our process for assessing and monitoring the collectability of accounts receivable in the “Critical accounting policies” section of the Form 10-K.  Page 29 of our 2010 Form 10-K explained:

Periodically, we perform a specific analysis of all accounts past due and write off account balances when we have exhausted reasonable collection efforts and determined that the likelihood of collection is remote based upon the following factors:

•      aging statistics and trends;
•      customer payment history;
•      review of the customer’s financial statements when available;
•      independent credit reports; and
•      discussions with customers.

We charge these write-offs against our allowance for doubtful accounts. In the past, bad debts typically averaged approximately 0.3% of net sales.  In 2010, bad debts were back to slightly lower than normal levels at 0.2% of net sales after we experienced increases to 0.4% and 0.6% of net sales in 2009 and 2008, respectively, which were still within our tolerances in consideration of the tougher economic and credit climate.

In future filings, we will also include a similar disclosure, updated as applicable, in the “Liquidity and capital resources” section of our Form 10-K. This disclosure will include discussion of our monthly monitoring process, which has been very effective for us.

With regard to the Staff’s comment related to accounts receivable by customer type, we do not monitor, nor do our systems track, receivables by customer type; thus, we do not have the ability to provide DSO by customer type. We believe the above disclosure, combined with our current quarterly revenue disclosure (which provides sales by residential, non-residential and complementary products), quarterly disclosure of changes in our overall DSO, and annual disclosure of bad debts as a percentage of net sales for all periods presented, will provide investors with the necessary information to understand the impact the collections of accounts receivable have on our cash flows.

2.	In future filings, please clarify whether the amount you disclose as available borrowings under your revolving lines of credit takes into consideration all of your debt covenants.

Terrence O’Brien
March 18, 2011

Response: In future filings, we will clarify that the disclosed amount of available borrowings under our revolving lines of credit takes into consideration all of our debt covenants.

Critical accounting policies, page 29

3.	In future filings, please provide investors with the following additional information regarding your testing of goodwill for impairment at the responding unit level:

•The total number of components that have been allocated goodwill.

•Identification of the one component with an estimated fair value that does not significantly exceed its carrying value. This disclosure will allow investors to better assess the disclosures provided regarding the estimates made to determine fair value with the discussion and analysis of your operating results.

•A discussion of the uncertainty associated with the key assumptions. For Example, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions.

• A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

Please refer to Item 303 of Regulation S·K and Sections 216 and 501 .14 of the Financial Reporting Codification for guidance.

Response: In future filings, we will address the requested information in our Form 10-K filings and at any other time when an interim impairment test is required. We will disclose the following:

• The total number of components that have been allocated goodwill.

• Identification of any component with an estimated fair value that does not exceed or significantly exceed its carrying value.

• A discussion of the uncertainty associated with the key assumptions.

• A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

Terrence O’Brien
March 18, 2011

2. Summary of Significant Accounting Policies, page 42

4.
We note your discussion and analysis of gross profit on page 22 in which you identify the 2010 vendor incentive income as having a positive impact to gross profit margin.  In future filings, please disclose the amount of vendor incentive income reflected as a reduction of cost of products sold for each period presented. This will allow investors to better understand the impact the vendor rebates are having on your operating results.

Response: On page 22 of our Form 10-K, we explained that higher vendor incentive income was a factor that partially offset the factors that negatively affected our gross margin.  We also mentioned that the primary driver of this offsetting factor was short-term buying programs, also referred to as “special buys” given the manner in which they are offered. These special buys are in addition to normal monthly, quarterly and annual incentives.  Prior to fiscal 2009, special buys were relatively rare in our industry.  However, following significant storm activity in the spring of 2009, our asphalt roofing suppliers raised invoice prices but almost immediately offered special buys to offset those increasing invoice prices. The 2009 invoice prices and special buys continued throughout 2009 and 2010.  Until there is a resumption of more normal product demand, we believe a similar relationship will likely continue as the asphalt roofing vendors may continue that pricing strategy. We believe the 2009 and 2010 special buy activity was mostly a function of the increased invoice costs, because the industry has been including the special buys in the market prices.

We indicated on page 21 of the 2010 Form 10-K that inflation had no material impact in our product costs in 2010.  We believe that a discussion of the change to the invoice cost less the effect of special buys will provide the most informative disclosures for investors to understand that portion of our operating results.  Accordingly, in addition to our inflation disclosure, we will disclose the impact of any significant change in our invoice cost less special buys, as a percentage of net sales, on our gross profit margin in future filings, beginning with the March 31, 2011 Form 10-Q.

Item 9A. Controls and Procedures, page 57

5.
We note that your management concluded that the company's disclosure controls and procedures are effective at the reasonable assurance level. In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In alternative, remove the reference to the level of assurance of your disclosure controls and procedures.

Response: Our fiscal 2010 disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, and we will disclose such information in our future Form 10-K filings.

Terrence O’Brien
March 18, 2011

6.
We note the disclosure that your management concluded that the company's disclosure controls and procedures are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). In the alternative, please simply state your conclusion without restating the definition.

Response: Our officers concluded that our fiscal 2010 disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosures. We will disclose such information in our future Form 10-K filings.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive, page 29

7.
We note your disclosure that the discretionary cash incentive bonuses were based on individual qualitative performance evaluations for each named executive officer.  Please note that to the extent that the compensation committee's decisions regarding discretionary cash awards were based upon a subjective evaluation, in future filings please disclose each named executive's personal objectives by also identifying the specific contributions made by each named executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight into how qualitative inputs are translated into objective pay determinations. Please refer to Item402(b)(2)(vii) of Regulation S-K.

Response: In future filings, we will disclose each named executive's objectives by identifying the specific contributions made by each named executive and contextualizing those achievements for purposes of demonstrating how they resulted in specific compensation decisions. More specifically, we will describe the individual goals set for each named executive and the committee’s determination of the individual executive’s performance against those goals.

Terrence O’Brien
March 18, 2011

Equity Compensation, page 11

8.
We note that the named executives were granted performance-based stock options; however, your CD&A provides minimal, if any, analysis as to how the ultimate level of these equity awards was determined and how the performance of the named executives was measured. For each named executive officer, please provide in your future filings a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts. Please refer to Items 402(b)(2)(i)-(iv) &(vii) of Regulation S-K.

Response: In future filings, for each named executive officer, we will provide substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts. More specifically, we will explain how the committee determined the appropriateness of the level of equity compensation for each of our named executives based upon: individual performance; compensation consultant recommendations; peer group data (updated as appropriate); company performance; and any other factors considered by the committee.

Lastly, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any comments or questions you have in advance of any written response the staff may intend to provide in response to our letter.  If there is a need for any additional information or clarification, please contact me at 978-817-1030.

Respectfully submitted,

/s/ David R. Grace

David R. Grace
Executive Vice President and Chief Financial Officer